Exhibit 99.1

Uppsala August 20, 2019

PRESS RELEASE

Nomination committee in Oasmia for the 2019 AGM

In accordance with the decision at the Annual General Meeting of Oasmia Pharmaceutical AB on September 25, 2018, the two largest shareholders in terms of voting rights who have chosen to participate in the Nomination Committee. Together with the Chairman of the Board constitute they will constitute the Nomination Committee for the 2019 Annual General Meeting.

Representatives:

Per Arwidsson, Arwidsro, Chairman of the Nomination Committee

Håkan Lagerberg

and Jörgen Olsson, Chairman of the Board

The Annual General Meeting for Oasmia will be held at the company's premises in Uppsala on Thursday September 26, 2019. Shareholders who wish to submit proposals regarding the Board of Directors, the Chairman, the Board of Directors, the Chairman of the Board or the Nomination Committee for the next Annual General Meeting can contact Oasmia's Chairman via e-mail: nomination@oasmia.com.

For further information, please contact

Urban Ekelund

Investor Relations Oasmia

e-mail: IR@Oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).